Exhibit 99.1

Cheetah Mobile Invests in Robotics Business

Beijing, China, May 26, 2017 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform, today announced that Beijing Kingsoft Internet Security Software Co., Ltd. (“Beijing Security”), a wholly-owned subsidiary of the Company, has entered into a capital injection agreement (“Capital Injection Agreement”) with Beijing OrionStar Technology Co., Ltd. ( “Beijing OrionStar”), an artificial intelligence company incorporated in China and controlled by Mr. Sheng Fu, the chief executive officer and director of Cheetah Mobile, Pingtan Dingfu Investment Management Co., Ltd. (“Pingtan Dingfu”), Beijing Kangyuan Heart Management Consulting Center Limited Partnership (“Kangyuan Heart”), and the existing shareholders of Beijing OrionStar.

Pursuant to the Capital Injection Agreement, Beijing Security, Pingtan Dingfu, and Kangyuan Heart agreed to subscribe to newly issued equity interest in Beijing OrionStar for a consideration of approximately US$40 million, US$0.4 million, and US$0.35 million, respectively, payable in cash.  Upon completion of the transaction, Beijing Security is expected to hold 29.55% of equity interest in Beijing OrionStar.

Within two years after the completion of the transaction, Beijing Security is entitled to a warrant to subscribe to newly issued equity interest in Beijing OrionStar in the future with an equivalent value of up to US$62 million at the same unit subscription price as the current investment, subject to certain conditions and adjustments as provided in the Capital Injection Agreement.  If the warrant is exercised in full, Beijing Security is expected to hold 51.68% of equity interest in Beijing OrionStar, assuming that there will be no other change in the shareholding structure of Beijing OrionStar.

This transaction is subject to customary and other closing conditions, including approval by the independent shareholders of Kingsoft Corporation Limited, Cheetah Mobile’s controlling shareholder, at a general meeting.

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company.  It aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform.

Cheetah Mobile’s products, including its popular utility applications Clean Master, CM Security and Battery Doctor, help make users’ mobile internet experience smarter, speedier, and safer. The Company has attracted more than 600 million global mobile monthly active users, of which approximately 80% are located outside of China.  Leveraging the success of its utility applications, Cheetah Mobile has launched its line of mobile content-driven applications, including News Republic and Live.me.

Cheetah Mobile provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels, which are capable of delivering targeted content to hundreds of millions of users.

Safe Harbor Statement

This press release contains forward-looking statements.  These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China.  Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission.  Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: IR@cmcm.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 417-5395

Email: IR@cmcm.com